EXHIBIT 99

North American Technologies Announces $14 Million Financing

HOUSTON, Aug. 11 /PRNewswire-FirstCall/—North American Technologies Group, Inc. (Nasdaq: NATK) announced today that it has entered into an agreement for $14 million in debt financing from Sponsor Investments, LLC, a group including members of Beta Capital Group, LLC and Sammons Enterprises, Inc., of Dallas, Texas. The first $2.1 million of the financing is scheduled to be drawn August 14, 2003 with the balance will be drawn upon successful completion of due diligence work by Sponsor Investments to be concluded by October 6, 2003.

NATK will use the proceeds to accelerate construction and start-up of two additional lines of manufacturing equipment to produce the TieTek(TM) composite railroad crosstie. NATK, through its wholly-owned subsidiary TieTek, Inc. has produced more than 120,000 composite railroad ties from recycled raw materials utilizing its unique, patented technology.

Dr. Henry W. Sullivan, President and CEO of NATK, stated, “We now have the resources to expand TieTek(TM) production capacity to meet the demands of our customers. Both new lines are anticipated to be in operation before mid-2004. We estimate that this production, added to the output of our existing Houston, Texas plant, will total 350,000 railroad ties per year. We intend to further expand manufacturing capacity aggressively with the financial support of our new sponsor. At the same time, we plan to extend the TieTek(TM) technology by a combination of research and development, a patent program and by strategic acquisitions. We are very encouraged to have a sponsor with this depth of business, financial and international resources.”

Terms of the financing include 10 year maturity, a variable interest rate, and pledged security interest in plant, equipment and intellectual property. All TieTek(TM) manufacturing operations will be conducted in a newly-formed subsidiary wholly-owned by NATK. Sponsor Investments group will have the option to acquire 49.9% of the new subsidiary for $5 million during years 3 through 7 of the contract period.

Bruce Leadbetter, CEO of Sponsor Investments, LLC, said, “We believe that NATK may have the answer to the railroad industry’s need for an environmentally-sound alternative railroad crosstie. Our initial commitment, assuming our due diligence supports our preliminary finding, is to support the expansion and prove out the manufacturing, technical and supply strategies of TieTek. Our ultimate commitment is to financially sponsor as many new plants and lines of production as the market requires and the economics justify.”

This press release may contain forward-looking statements involving risks and uncertainties. Statements in this press release that are not historical, including statements regarding management intentions, beliefs, expectations, representations, plans or predictions of the future are forward-looking statements within the meaning of the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. These risks include, but are not limited to, fluctuations in financial results, availability and customer acceptance of products and services, the impact of competitive products, services and pricing, and general market trends and conditions. For a discussion of other potential factors that could cause actual results to vary materially from expectations, reference is made to North American Technologies Group’s respective annual and quarterly reports filed with the Securities and Exchange Commission.

Contact: Allen Snelling / (972) 233-1081 / asnelling@natk.com

Web site: http://www.natk.com

08/11/2003 10:10 EDT